UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 001-09267
A.	ENESCO GROUP, INC. RETIREMENT PLAN

(Full title of the plan)

B.	Enesco Group, Inc., 225 Windsor Drive, Itasca, IL 60143

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
REQUIRED INFORMATION
     The financial statements furnished for the Plan are listed in the table of contents.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 29, 2006	By:	/s/ Marie Meisenbach Graul
Marie Meisenbach Graul
Chief Financial Officer

ENESCO GROUP, INC. RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Independent Auditors’ Report Thereon)

ENESCO GROUP, INC. RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Enesco Group, Inc. Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Enesco Group, Inc. Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG

Chicago, Illinois
June 19, 2006

ENESCO GROUP, INC. RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$20,017,854	27,209,048

Receivables:
Company contributions	12,622	18,970
Participant contributions	24,057	35,119

Total receivables	36,679	54,089

Net assets available for benefits	$20,054,533	27,263,137

See accompanying notes to financial statements.

ENESCO GROUP, INC. RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$649,647
Net depreciation in fair value of investments	(1,408,394)

Total investment loss	(758,747)

Contributions:
Participant	1,264,081
Company	599,009

Total contributions	1,863,090

Total additions	1,104,343

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,282,485
Administrative expenses	30,462

Total deductions	8,312,947

Net decrease in assets available for benefits	(7,208,604)
Net assets available for benefits:
Beginning of year	27,263,137

End of year	$20,054,533

See accompanying notes to financial statements.

ENESCO GROUP, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The Enesco Group, Inc. Retirement Plan (the Plan) is a defined contribution plan established by Enesco Group, Inc. (the Company) to provide eligible employees with a program to save for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

As of January 1, 2003, the Plan was amended and restated so that the Plan would become a 401(k) “Safe Harbor Plan” under IRS rules. The amendments included changes in the amount of permitted employee contributions, the matching contribution formula, and vesting provisions. Also, the Plan no longer offered the Money Purchase feature as provided in previous years, as a separate Money Purchase Plan was created. Plan assets of $2,201,474 that related to the Money Purchase feature were transferred out of the Plan on January 1, 2003 into the new Money Purchase Plan created by the Company.
(a)	Eligibility

All non-union employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month.

(b)	Participant Contributions

Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the plan year may make additional elective deferrals (catch-up contributions).

(c)	Company Contributions

Up until November 30, 2005, the Company provided matching contributions, paid in shares of the Company’s common stock, of 100% of a participant’s contributions not to exceed 3% of compensation for the plan year, plus 50% of contributions that exceed 3% of compensation but do not exceed 5% of compensation. A participant may change their investment allocation in the Company’s common stock to other funds not more than once per fiscal quarter.

Beginning December 1, 2005, the Company began using cash to make matching contributions to participant accounts. Once funds are placed into the participant accounts, matching contributions are invested in the same manner as elective deferral contributions. Participants are permitted to maintain balances in the Company stock fund.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of plan earnings/losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on participant contributions, and account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

ENESCO GROUP, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Participants direct the investment of their individual account balance into various investment options offered by the Plan, which, as of December 31, 2005, consisted of a Company stock fund and 15 mutual funds.

(e)	Vesting

Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon.

(f)	Forfeitures

Forfeitures are used first to reinstate certain participants’ forfeited accounts, as defined in the plan agreement, and then to pay certain plan expenses. Any excess amounts are allocated to eligible participants, as defined in the plan agreement.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant’s highest outstanding loan balance, if any. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

(h)	Benefit Payments

Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them in a lump-sum payment upon permanent disability or death, upon reaching normal retirement age (65), incurring a qualified financial hardship or upon termination of employment.

Effective March 28, 2005, if the value of the terminated participant’s account is $1,001 or more but less than or equal to $5,000 and a distribution election has not been exercised, the balance of the account will be automatically rolled over by the Plan to an individual retirement account (IRA) with The Vanguard Group as soon as practicable after termination of employment. The account balance will be automatically invested in Vanguard Prime Money Market Fund. If the value of the terminated account is $1,000 or less and a distribution election has not been exercised, a lump-sum distribution will be processed as soon as practicable after termination of employment.

(i)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.
(Continued)

ENESCO GROUP, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company’s common stock is valued at its year-end closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Administrative Expenses

Administrative expenses are generally paid by the Plan.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
Mutual funds:
Vanguard Extended Market Index Fund, 101,748 and 144,894 shares, respectively	$3,485,902	4,543,907
Vanguard International Growth Fund, 82,992 and 122,599 shares, respectively	1,742,825	2,312,221
Vanguard Prime Money Market Fund, 3,373,332 and 4,469,947 shares, respectively	3,373,332	4,469,947
Vanguard Total Bond Market Index Fund, 103,100 and 216,396 shares, respectively	1,037,186	2,222,396
Vanguard Wellington Fund, 117,524 and 145,490 shares, respectively	3,566,851	4,392,362
Vanguard Windsor II Fund, 54,806 and 68,715 shares, respectively	1,717,074	2,111,637
* Vanguard Morgan Growth Investment Fund, 124,533 and 155,541 shares, respectively	2,205,479	2,538,435
Vanguard Total Stock Market Index Fund, 43,867 and 43,685 shares, respectively	1,316,015	1,256,814
(Continued)

ENESCO GROUP, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
* On March 31, 2004, funds deposited in the Vanguard U.S. Growth Fund were liquidated and transferred to the Vanguard Morgan Growth Investment Fund, as the Vanguard U.S. Growth Fund was no longer available as an investment option to participants.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets:
Enesco Group, Inc. common stock	$730,195	2,811,675

	$730,195	2,811,675

Year ended
December 31,
2005
Changes in net assets:
Contributions	$607,135
Net depreciation in fair value of investments	(2,117,845)
Benefits paid to participants	(312,020)
Transfers to participant-directed investments	(278,570)

Total change in net assets	$(2,101,300)

(5)	Related-party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
(Continued)

ENESCO GROUP, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(6)	Tax Status of the Plan

The Plan has received a favorable determination letter dated September 6, 2002 from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code (Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The plan has been amended subsequent to receiving the determination letter, however, the plan sponsor and plan administrator are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$20,054,533
Deemed distributions of participant loans	(10,233)

Net assets available for benefits per the Form 5500	$20,044,300

Participant loans outstanding from participants that terminated during the year are deemed to be distributions for purposes of the Form 5500 due to the uncertainty of collecting such amounts.

Schedule 1
ENESCO GROUP, INC. RETIREMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	(b) Identity of issue/		(e) Current
(a)	(c) Description of investment	(d) Cost	value
	Mutual funds:
	American Funds New Perspective	**	$342,720
*	Vanguard Extended Market Index Fund	**	3,485,902
*	Vanguard International Growth Fund	**	1,742,825
*	Vanguard Prime Money Market Fund	**	3,373,332
*	Vanguard Total Bond Market Index Fund	**	1,037,186
*	Vanguard Target Retirement 2005	**	3,507
*	Vanguard Target Retirement 2015	**	142,538
*	Vanguard Target Retirement 2025	**	68,054
*	Vanguard Target Retirement 2035	**	49,664
*	Vanguard Target Retirement 2045	**	26,880
*	Vanguard Wellington Fund	**	3,566,851
*	Vanguard Total Stock Market Index Fund	**	1,316,015
*	Vanguard Windsor II Fund	**	1,717,074
*	Vanguard Morgan Growth Investment Fund	**	2,205,479
	Common stock:
*	Enesco Group, Inc. common stock (849,064 shares)	2,385,821	730,195
*	Participant loans, 5% to 7%	**	209,632

			$20,017,854

*	Represents a party-in-interest.

**	Cost omitted for participant-directed investments.
See accompanying independent auditors’ report.